Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included in Form 6-K for the six months ended June 30, 2022. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We derive revenue from the sales of cryptocurrency mining machine and standardized computing equipment. Revenue is recognized when the promised goods are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation. We recognize product revenues on a gross basis as we are responsible to fulfill the promise to provide specified goods. Revenue is recognized at a point in time upon the transfer of control of products to customers.

Costs and Expenses

We primarily incur the following costs and expenses:

Costs of revenues. Cost of revenues primarily consist of cost of product revenue, which includes direct costs of cryptocurrency mining machine, standardized computing equipment and software products; labor costs and employee benefits for software development, data testing, bug fixes and hacker prevention;

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of compensation expense for our corporate staff and personnel supporting our corporate staff, marketing costs, office supplies, welfare expenses, training expenses, professional fees (including consulting, auditing and legal fees), travel and business hospitality expenses. Selling, general and administrative expenses also include depreciation and amortization expenses. We record property and equipment at cost and calculate depreciation using the straight-line method over the estimated useful lives of our assets, which generally range from three to five years.

Research and development expenses. Research and development costs are expensed as incurred. The costs primarily consist of the wage expenses incurred to continuously improve and upgrade our services.

Results of Operations

	For The Six Months Ended June 30,
	2022	2021

Revenues	$113,528,876	$-
Cost of Revenues	91,924,102	-
Gross profit	21,604,774	-

Operating expenses
Selling, general & administrative expenses	1,675,355	480,495
Research and development expenses	-	22,505
Total operating expenses	1,675,355	503,000

Income/(Loss) from operations	19,929,419	(503,000)

Other income/(expenses)
Other income	22,983	177
Other expenses	(252,974)	(5,002)
Total other expense	(229,991)	(4,825)

Income/(Loss) before provision of income taxes	19,699,428	(507,825)
Provision for income taxes expenses	(5,132,394)	-

Net Income/(Loss)	$14,567,034	$(507,825)

Revenues

Our total revenues increased by $113.5 million or 100%, from $nil for the six months ended June 30, 2021 to $113.5 million for the six months ended June 30, 2022. All of our total revenues for the six months ended June 30, 2022 generated from third parties and no revenues incurred from related party. The increase was primarily due to the surging sales revenues from cryptocurrency mining machine and standardized computing equipment sales during 2022.

Cost of Revenues and Gross Margin

Cost of revenues increased by $91.9 million or 100%, from $nil for the six months ended June 30, 2021 to $91.9 million for the six months ended June 30, 2022. The increase was primarily due to the increase in procurement costs of cryptocurrency mining machines and standardized computing equipment for the six months ended June 30, 2022. Gross margin for the six months ended June 30, 2022 was 19%. The business of sales of cryptocurrency mining machine and standardized computing equipment started after June 30, 2021.

Selling, General and Administrative expenses

Selling, general and administrative expenses consist primarily of sales and administrative employee-related expenses, professional fees, travel costs, research and development costs, and other corporate expenses. Selling, general and administrative expenses were $1.7 million for the six months ended June 30, 2022, an increase of $1.2 million, or 249% from June 30, 2021 to June 30, 2022. The increase was primarily due to expenses related to an establishment of a new wholly foreign-owned enterprise after June 30, 2021.

Research and Development Expenses

We incurred $22,505 and $nil in research and development for the six months ended June 30, 2021 and the six months ended June 30, 2022 respectively. Research and development expenses decreased by $22,505, or 100%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. The decrease was primarily due to the decrease in researching and developing in cryptocurrency mining machine R&D.

Income/(Loss) from operations

As a result of the factors described above, operating income was $19.9 million for the six months ended June 30, 2022, compared to operation loss was $0.5 for the six months ended June 30, 2021.

Other expenses

For the six months ended June 30, 2022, other expenses, net of other income, were $229,991, while that were $4,825 for the six months ended June 30, 2021. The increase of other expenses of $225,166 was primarily attributable to foreign exchange loss.

Income Tax

For the six months ended June 30, 2022, we had provision for income tax of $5.1 million, an increase of $5.1 million, or 100%, as compared to expense for income tax of $nil for the six months ended June 30, 2021. The increase is primarily due to increase income before provision of income taxes.

Net Income/(Loss)

As a result of the factors described above, our net income for the six months ended June 30, 2022 was $14.6 million, compared to net loss of $0.5 million for the six months ended June 30, 2021.

Foreign currency translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of us. The functional currency of AGM Group Holdings, Inc., AGM Technology Limited, AGM Defi Tech Ltd., our subsidiaries established pursuant to the laws of Hong Kong, AGM DEFI LAB PTE. Ltd., our subsidiary established pursuant to the laws of Singapore, and AGM Software Services Ltd, our subsidiary established pursuant to the laws of the British Virgin Islands are United States dollar. The functional currency of AGM Tianjin Construction Development Co., Ltd., Beijing AnGaoMeng Technology Service Co., Ltd., Nanjing Lucun Semiconductor Co. Ltd., our indirect subsidiaries established pursuant to the laws of China, are Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates.

The Consolidated Balance Sheets balances, with the exception of equity at June 30, 2022 and December 31, 2021, were translated at RMB6.7114 and RMB6.3757 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to the Consolidated Statements of Operations and Comprehensive Income and the Consolidated Statements of Cash Flows for the six months ended June 30, 2022 and 2021 were RMB6.4835 and RMB6.4682 to $1.00, respectively.

Net gains and losses resulting from foreign exchange translations are included in the Comprehensive income on the consolidated statements of operations. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation loss of $4.2 million and $92,173 for the six months ended June 30, 2022 and 2021. This non-cash loss had the effect of decreasing our reported comprehensive income.

B. Liquidity and Capital Resources.

Liquidity

Liquidity is the ability of a company to generate funds to support our current and future operations, satisfy our obligations and otherwise operate on an ongoing basis. As of June 30, 2022 and December 31, 2021, we had working capital of $34.5 million and $24.5 million, including cash and cash equivalents of $9.7 million and $18.4 million, respectively. As a result, we believe that our current cash and cash to be generated from our operations will be sufficient to meet our working capital needs for at least the next twelve months. We are not dependent upon the access to borrow loans from our related parties. We plan to expand our business to implement our growth strategies to broaden our service and strengthen our position in the marketplace.

The following table sets forth a summary of changes in our working capital from December 31, 2021 to June 30, 2022:

	June 30, 2022	December 31, 2021	Change	Percentage Change
Working capital:
Total current assets	$136,341,969	$87,319,271	$49,022,698	56%
Total current liabilities	101,835,199	62,819,301	39,015,898	62%
Working capital	$34,506,770	$24,499,970	$10,006,800	41%

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Cash Flow Summary

The following table sets forth certain items in our consolidated statements of cash flows for the six months ended June 30, 2022 and 2021.

	For The Six Months Ended June 30,
	2022	2021

Net cash used in operating activities	$(10,119,271)	$(348,187)
Net cash used in investing activities	(480,380)	-
Net cash provided by financing activities	6,429,459	142,747
Effect of exchange rate changes on cash and cash equivalents	(4,604,284)	1,845
Net change in cash and cash equivalents	(8,774,476)	(203,595)
Cash and cash equivalents, beginning of the year	18,426,622	664,605
Cash and cash equivalents, end of the period	$9,652,146	$461,010

We have cash and cash equivalents held in financial institutions in the following countries (regions):

	June 30, 2022	December 31, 2021
Country (Region)
China (Mainland)	$575,790	$16,566,953
China (Hong Kong)	8,827,315	1,599,983
Singapore	249,041	259,686
Total cash and cash equivalents	$9,652,146	$18,426,622

Operating Activities:

Net cash used in operating activities of continuing operations was $10.1 million for the six months ended June 30, 2022, primarily due to a net income of $14.6 million. The adjustments for changes in assets and liabilities primarily included (i) an increase of accounts payable of $28.1 million, offset by an increase of advances to suppliers of $22.8 million; (ii) a decrease of inventories of $18.9 million, (iii) an increase of accrued expenses and other payables of $8.5 million due to the increase of income tax payable, and (iv) an increase of accounts receivable of $52.4 million. The increase of accounts receivable, accounts payable, accrued expenses, other payables and advance to customers, and the decrease of inventories were all due to the surging sales from cryptocurrency mining machine and standardized computing equipment sales during 2022.

Net cash used in operating activities of continuing operations was $0.3 million for the six months ended June 30, 2021, primarily due to a net loss of $0.5 million. The adjustments for changes in assets and liabilities primarily included (i) an increase of accrued expenses and other payables of $0.2 million.

Investing Activities:

Net cash used in investing activities was $0.4 million for the construction in progress and $0.1 million for the property and equipment for the six months ended June 30, 2022.

Net cash used in investing activities was $nil for the six months ended June 30, 2021.

Financing Activities:

Net cash used in financing activities was $6.4 million for the six months ended June 30, 2022. It was mainly attributable to proceeds borrowings from related parties of $8.0 million, offset by repayment of related party loans of $2,086 and repayment of short-term borrowings of $1.6 million.

Net cash provided by financing activities was $0.1 million for the six months ended June 30, 2021. It was attributable to proceeds borrowings from related parties of $0.2 million, offset by repayment of related party loans of $9,707.

Capital Resources

As of June 30, 2022 and December 31, 2021

The following table provides certain selected balance sheets comparisons as of June 30, 2022 and December 31, 2021:

	June 30,	December 31,	Increase
	2022	2021	(Decrease)%
Cash and cash equivalents	$9,652,146	$18,426,622	$(8,774,476)	(48)%
Accounts receivable	54,988,661	2,608,325	52,380,336	>100%
Inventories	3,565,417	22,433,140	(18,867,723)	(84)%
Advances to suppliers	63,262,135	40,485,521	22,776,614	56%
Prepayment and other current assets	3,117,680	2,926,425	191,255	7%
Loan receivable from third parties	1,580,000	400,000	1,180,000	>100%
Due from related parties	175,930	39,238	136,692	>100%
Total current assets	136,341,969	87,319,271	49,022,698	56%
Property and equipment, net	188,305	322,397	(134,092)	(42)%
Construction in progress	394,805	-
Intangible assets, net	7,893	8,633	(740)	(9)%
Operating lease right-of-use assets	187,800	241,554	(53,754)	(22)%
Deferred tax asset	221,195	129,034	92,161	71%
Total non-current assets	999,998	701,618	(96,425)	(14)%
Total assets	$137,341,967	$88,020,889	$49,321,078	56%

Short-term borrowings	$-	$1,568,455	$(1,568,455)	<(100)%
Accounts payable	42,169,789	14,116,569	28,053,220	>100%
Accrued expenses and other payables	12,062,493	3,597,440	8,465,053	>100%
Advance from customers	38,568,323	42,231,914	(3,663,591)	(9)%
Due to related parties	8,972,893	1,215,573	7,757,320	638%
Deferred revenue - current	37,046	38,111	-	-%
Operating lease liabilities, current	24,655	51,239	(26,584)	(52)%
Total current liabilities	101,835,199	62,819,301	39,015,898	62%
Deferred government grant - non current	121,927	147,812	(25,885)	(18)%
Total liabilities	$101,957,126	$62,967,113	$38,990,013	62%

Cash

As of June 30, 2022, we have a total of $9.7 million in cash and cash equivalents, among which $0.6 million was held inside China (Mainland), and $9.1 million was held outside of China (Mainland). As of December 31, 2021, we have a total of $18.4 million in cash and cash equivalents, among which $16.6 million was held inside China (Mainland), and $1.8 million was held outside of China (Mainland). We have not transferred and do not plan to transfer our cash in RMB outside of China (Mainland) in order to avoid unnecessary currency exchange cost. Our subsidiaries in China (Mainland) incur expenses from time to time, and we have spent and plan to spend our cash in RMB to cover those expenses.

Prepaid expenses and other current assets, net

As of June 30, 2022, balances of prepayment and other current assets were $3.1 million, an increase of $0.2 million, compared to $2.9 million as of December 31, 2021. The increase was primarily due to prepaid input VAT , as shown in the following table.

	June 30, 2022	December 31, 2021
Prepaid input VAT	$3,023,964	$2,848,547
Prepaid expenses	-	51,301
Deposits and others	93,716	26,577
Total prepayment and other current assets	$3,117,680	$2,926,425

Current assets

Current assets as of June 30, 2022 totaled $136.3 million, an increase of $49.0 million from our December 31, 2021 balance. The increase was primarily resulted from a $52.4 million increase in accounts receivable, a $22.8 million increase in advances to suppliers, offset by a $18.9 million decrease in inventories, and a $8.8 million decrease in cash and cash equivalents.

Accrued liabilities and other payables

Accrued liabilities and other payables mainly included wages payable, VAT payable, income tax payable, deposit payables and other payables. Accrued liabilities and other payables as of June 30, 2022 were $12.1 million, an increase of $8.5 million, compared to $3.6 million as of December 31, 2021, primarily due to the increase of income tax payable, which was resulted from the increase of the profit before tax for the six months ended June 30, 2022.

Credit Facility

We mainly finance our operations through proceeds borrowed from related parties. As of June 30, 2022, due to related parties were $9.0 million, an increase of $7.8 million, compared to $1,2million as of December 31, 2021. Due to related parties as of June 30, 2022 and December 31, 2021 include:

	June 30, 2022	December 31, 2021
HongKong Kisen Co., Limited	$8,000,000	$-
Zhentao Jiang	881,593	1,119,465
Yufeng Mi	1,900	2,000
Yang Cao	89,400	94,108
Total due to related parties	$8,972,893	$1,215,573

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business and expenses related parties paid on behalf of us. These loans are interest free, unsecured and repayable on demand.

From time to time, we borrowed $8.0 million from related parties and repaid $2,086 to related parties in the six months ended June 30, 2022. We borrowed $0.2 million from related parties and repaid $9,707 to related parties in the six months ended June 30, 2021.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate our estimates on an ongoing basis, including those related to revenue recognition and income taxes. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

The critical accounting policies summarized in this section are discussed in further detail in the notes to the audited consolidated financial statements appearing elsewhere in this annual report. Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

Revenue Recognition

We adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all years presented. The core principle of this new revenue standard is that a company should recognize revenue when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration to which We expect to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle by us in determination of revenue recognition:

●	Step 1: Identify the contract(s) with the customer;

●	Step 2: Identify the performance obligations in the contract;

●	Step 3: Determine the transaction price;

●	Step 4: Allocate the transaction price to the performance obligations in the contract; and

●	Step 5: Recognize revenue when or as we satisfy a performance obligation.

We are a mining machine developer, engaging in research, development and sales of cryptocurrency mining machine and standardized computing equipment.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

We derive revenue from the sale of cryptocurrency mining machine and standardized computing equipment for the six months ended June 30, 2022 and 2021. Revenue is recognized when the promised goods are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation. We recorded and recognized revenues from products, which we present as revenues and revenues from related parties in the accompanying consolidated statements of operations and comprehensive income.

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, allowance for doubtful accounts, income taxes including the valuation allowance for deferred tax assets. While we believe that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Fair Value of Financial Instruments

We follow the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”). It clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable, advance to suppliers, prepayment and other current assets, short-term borrowings, accounts payable, accrued expenses and other payables and due to related parties approximate their fair value based on the short-term maturity of these instruments.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. The ASU is effective for public company for fiscal years, and interim periods within those fiscal years beginning after December 15, 2019. For all other entities including emerging growth companies, the ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early application is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We have adopted ASU 2016-13 since January 1, 2021, the impact of which on our consolidated financial statements was immaterial.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on our consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our consolidated financial condition, results of operations, cash flows, or disclosures.